                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                        DIRECT DIAL:
(212) 818-8881                                                    (212) 818-8638

                                             September 28, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

              Re:  Jaguar Acquisition Corporation
                   Registration Statement on Form S-1 ("Registration Statement")
                   Filed August 3, 2005
                   File No. 333-127135

Dear Mr. Reynolds:

     On behalf of Jaguar Acquisition Corporation (the "Company"), we respond as follows to the Staff's comment letter, dated September 9, 2005, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement
("Amendment No. 1"), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3)
courtesy copies of such marked Amendment No. 1 to John Zitko. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.
Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

GENERAL
-------

1.   PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF
     REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL FROM THE
     NASD THAT THE NASD HAS FINISHED ITS REVIEW AND HAS NO ADDITIONAL CONCERNS
     REGARDING THE UNDERWRITING ARRANGEMENTS IN THIS OFFERING.

Mr. John Reynolds
September 28, 2005

     We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD
"no-objection" letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

2.   PROVIDE DISCLOSURE WITH RESPECT TO THE CONVERSION RIGHTS TO DISCUSS THE
     RELATIVE BENEFITS AND FINANCIAL ADVANTAGES TO UTILIZATION OF SUCH FEATURE
     BETWEEN THE EXISTING STOCKHOLDERS AND THE PUBLIC STOCKHOLDERS. THIS
     DISCLOSURE SHOULD INCLUDE, IN PART, AN ANALYSIS AND COMPARISON OF THE
     FINANCIAL CONSEQUENCES OF THE EXERCISE OF THE CONVERSION RIGHT WHEN
     EXERCISED BY AN EXISTING STOCKHOLDER AS COMPARED TO A PUBLIC STOCKHOLDER.
     WE MAY HAVE FURTHER COMMENT.

     The Company's existing stockholders have entered into a letter agreement with the Company, which is filed as Exhibit 10.19 to Amendment No. 1, waiving their right to exercise conversion rights with respect to any shares of the
Company's common stock owned by them. We have revised the prospectus, where appropriate, to reflect the foregoing and to indicate that there may be a disincentive for public stockholders to exercise their conversion rights depending on their economic situation at the time of conversion.

COVER PAGE
----------

3.   LIMIT YOUR DISCLOSURE TO ONLY THAT INFORMATION REQUIRED BY ITEM 501 OF
     REGULATION S-B. WE SPECIFICALLY REFER YOU TO DISCLOSURE REFERENCING THE
     UNITS, COMMON STOCK AND WARRANTS SYMBOLS ON THE OTC BULLETIN BOARD. PLEASE
     ALSO NOTE THAT THE PROSPECTUS COVER PAGE SHOULD BE LIMITED TO ONE PAGE. SEE
     ITEM 501(A) OF REGULATION S-B.

     Item 501 of Regulation S-B indicates that you must disclose the market for the securities to be offered in the offering. As the units, common stock and warrants will be quoted on the NASD OTC Bulletin Board, we believe it is appropriate to indicate this information on the cover page of the prospectus.
Additionally, the prospectus cover page is currently limited to one page.
Accordingly, we respectfully do not believe that any revision to the disclosure included on the cover page of the prospectus is necessary.

SUMMARY, PAGE 1
---------------

4.   WE NOTE YOUR STATEMENT "YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED
     IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED..." PLEASE MOVE THIS PARAGRAPH
     TO AN APPROPRIATE SECTION FOLLOWING THE RISK FACTORS SECTION.

     We have removed the above-referenced paragraph from the "Prospectus
Summary" and placed portions of it in other sections of the prospectus where we deemed appropriate.

Mr. John Reynolds
September 28, 2005

5.   PLEASE MOVE THE PARAGRAPH DISCUSSING THE MCKINSEY & COMPANY STUDY TO AN
     APPROPRIATE SECTION LATER IN THE PROSPECTUS.

     We have deleted the paragraph discussing the McKinsey & Company study from the "Prospectus Summary" in response to this comment as this paragraph is already currently included in the section titled "Proposed Business - The financial services industry" on page 28 of the prospectus.

REDEMPTION, PAGE 3
------------------

6.   WE NOTE THAT THE FORM OF WARRANT AGREEMENT ATTACHED AS EXHIBIT 4.5 PROVIDES
     FOR THE PRIOR CONSENT OF EARLYBIRDCAPITAL PRIOR TO ANY WARRANT REDEMPTION
     BY JAGUAR. PLEASE DISCLOSE IN THIS SECTION AND ELSEWHERE AS APPROPRIATE
     WHETHER THE REDEMPTION OF THE WARRANTS BY JAGUAR WOULD INCLUDE THE WARRANTS
     HELD BY EARLYBIRDCAPITAL AS RESULT OF THE EXERCISE OF EARLYBIRDCAPITAL'S
     300,000 UNIT PURCHASE OPTION, AND IF SO, DISCUSS THE CONFLICTS OF INTEREST
     THAT RESULT FROM EARLYBIRDCAPITAL HAVING THE RIGHT TO CONSENT BEFORE JAGUAR
     CAN EXERCISE ITS REDEMPTION RIGHTS. ALTERNATIVELY, IF SUCH WARRANTS ARE NOT
     INCLUDED, DISCUSS THE REASONS WHY SUCH WARRANTS ARE NOT INCLUDED.

     Please be advised that the Warrant Agreement as originally filed with the
Registration Statement mistakenly included the reference to the requirement that the Company obtain the prior consent of EarlyBirdCapital, Inc. prior to redeeming the Company's warrants. We have revised Section 6.1 of the Warrant
Agreement to remove the reference to this requirement and have re-filed such agreement as an exhibit to Amendment No. 1. As EarlyBirdCapital's consent is not required in order for the Company to redeem the warrants, we respectfully do not believe that any revision to the prospectus is necessary.

     We currently indicate throughout the prospectus that redemption of the warrants would include any outstanding warrants which had been issued upon exercise of the unit purchase option held by EarlyBirdCapital.

OFFERING PROCEEDS TO BE HELD IN TRUST
-------------------------------------

7.   WE NOTE YOUR STATEMENT THAT THE NET PROCEEDS OF THE OFFERING NOT HELD IN
     THE TRUST ACCOUNT IS APPROXIMATELY $530,000. PLEASE ADVISE US HOW YOU
     DETERMINED THIS FIGURE. WE NOTE THAT YOU INDICATE PROCEEDS BEFORE EXPENSES
     TO THE COMPANY OF $16,200,000 AND THAT $15,300,000 WILL BE DEPOSITED INTO A
     TRUST ACCOUNT. IT WOULD APPEAR THAT THE NET PROCEEDS NOT HELD IN TRUST
     WOULD APPROXIMATE $900,000. PLEASE REVISE TO CLARIFY YOUR STATEMENT.

     As disclosed in the "Use of Proceeds" section of the prospectus, gross proceeds of the offering are $18,000,000. The net proceeds to the Company, after deducting (i) underwriting discounts of $1,620,000, (ii) a non-accountable expense allowance of $180,000 to the

Mr. John Reynolds
September 28, 2005

representative of the underwriters and (iii) offering expense of $370,000, will be $15,830,000. Of this amount, $15,300,000 will be placed in trust and the remaining $530,000 will be available to the Company outside of trust.
Accordingly, we respectfully do not believe any revision to the prospectus is necessary.

RISK FACTORS, PAGE 8
--------------------

8.   PLEASE REVISE YOUR FIRST PARAGRAPH TO INDICATE THAT YOU DISCUSS ALL
     MATERIAL RISKS IN THIS SECTION.

     We have revised the first paragraph of the section titled "Risk Factors" to indicate that we discuss all material risks.

9.   REVISE RISK FACTOR 3 TO INDICATE THE AMOUNT OF FUNDS AVAILABLE THAT ARE
     OUTSIDE THE TRUST ACCOUNT.

     We have revised risk factor 3 to indicate that the Company will have
$530,000, or $665,000 if the over-allotment option is exercised in full, available to it outside of the trust account as requested.

10.  PLEASE UPDATE RISK FACTOR 5.

     We have updated risk factor 5 to indicate that since August 2003, two blank check companies have consummated a business combination and five other companies have announced they have entered into a definitive agreement for a business combination but have not consummated such business combination. We intend to update the remaining information in risk factor 5 in the final prospectus to be filed by the Company pursuant to Rule 424 so as to have the information as current as possible.

11.  PLEASE REVISE RISK FACTOR 12 TO IDENTIFY THE TWO SPECIAL ADVISORS WHO HAVE
     CONTRACTUAL OR FIDUCIARY OBLIGATIONS THAT REQUIRE THEM TO PRESENT BUSINESS
     OPPORTUNITIES TO OTHER ENTITIES.

     We have revised risk factor 12 as requested.

12.  EXPAND THE DISCLOSURE IN RISK FACTOR 19 TO ALSO INDICATE THE PERCENTAGE OF
     SHARES OWNED BY SPECIAL ADVISORS AND THE PERCENTAGE OF SHARES OWNED BY
     OFFICERS AND DIRECTORS.

     As requested, we have revised risk factor 19 to indicate the percentage of shares to be owned by the Company's (i) officers and directors as a group and
(ii) special advisors as a group after the offering.

USE OF PROCEEDS, PAGE 19
------------------------

Mr. John Reynolds
September 28, 2005

13.  PLEASE CLARIFY, IN FOOTNOTE 1, THE AMOUNT OF OFFERING EXPENSES ALREADY PAID
     FROM THE $75,000 RECEIVED FROM YOUR EXISTING SHAREHOLDERS.

     We have revised footnote 1 to indicate that the SEC registration fee, the
NASD filing fee and a portion of the non-accountable expense allowance and legal fees have already been paid from the $75,000 received from the Company's existing stockholders.

CAPITALIZATION, PAGE 23
-----------------------

14.  PLEASE REVISE YOUR TABLE TO INCLUDE NOTES PAYABLE TO STOCKHOLDERS OF
     ($75,000).

     We have revised the Capitalization table to include the notes payable as requested.

BUSINESS, PAGE 26
-----------------

15.  WE NOTE THE STATEMENT THAT "NONE OF OUR OFFICERS, DIRECTORS, PROMOTERS AND
     OTHER AFFILIATES HAS ENGAGED IN DISCUSSIONS ON OUR BEHALF WITH
     REPRESENTATIVES OF OTHER COMPANIES REGARDING THE POSSIBILITY OF A POTENTIAL
     MERGER, CAPITAL STOCK EXCHANGE, ASSET ACQUISITION OR OTHER SIMILAR BUSINESS
     COMBINATION WITH US, NOR HAVE WE, NOR ANY OF OUR AGENTS OR AFFILIATES, BEEN
     APPROACHED BY ANY CANDIDATES (OR REPRESENTATIVES OF ANY CANDIDATES) WITH
     RESPECT TO A POSSIBLE ACQUISITION TRANSACTION WITH US. ADDITIONALLY, WE
     HAVE NOT ENGAGED OR RETAINED ANY AGENT OR OTHER REPRESENTATIVE TO IDENTIFY
     OR LOCATE ANY SUITABLE ACQUISITION CANDIDATE. WE HAVE ALSO NOT CONDUCTED
     ANY RESEARCH WITH RESPECT TO IDENTIFYING THE NUMBER AND CHARACTERISTICS OF
     THE POTENTIAL ACQUISITION CANDIDATES IN THE FINANCIAL SERVICES INDUSTRY OR
     THE LIKELIHOOD OR PROBABILITY OF SUCCESS OF ANY PROPOSED BUSINESS
     COMBINATION." PLEASE EXPAND UPON THIS DISCLOSURE (AND ELSEWHERE IN YOUR
     REGISTRATION WHERE SIMILAR STATEMENTS ARE MADE), IN LIGHT OF THE ROLE YOUR
     "SPECIAL ADVISORS" HAVE PLAYED IN CEA ACQUISITION CORPORATION.

     As currently indicated in the prospectus, none of the Company's officers, directors, promoters and other affiliates has engaged in discussions on the
Company's behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with the Company, nor has the Company, nor any of its agents or affiliates, been approached by any candidates (or representatives of any candidates) with respect to a possible acquisition transaction with the Company. We have expanded this disclosure under the section titled "Proposed Business - Effecting a business combination - We have not identified a target business" to indicate that this information includes the
Company's special advisors. Although Robert Moreyra and Peter Collins, two special advisors of the Company, are currently directors of CEA Acquisition
Corporation, because the Company is a blank check company and the Company's registration statement has not been declared effective by the SEC, such individuals have not engaged in any discussions on the Company's behalf regarding a potential business combination with the Company nor been approached by any candidates with respect to a possible acquisition transaction with the
Company. Moreover, the focus of CEA Acquisition Corporation's search

Mr. John Reynolds
September 28, 2005

for a business combination partner (an operating business in the entertainment, media and communications industry) is entirely different than the Company's focus (an operating company in the financial services industry). Accordingly, the potential target businesses reviewed by CEA Acquisition Corporation are outside of the Company's primary focus and would not be appropriate potential target businesses for the Company. As a result, we respectfully do not believe that any further expansion of the prospectus is necessary.

FINANCIAL STATEMENTS
--------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------

NOTE 2 - PROPOSED PUBLIC OFFERING, F-9
--------------------------------------

16.  WE NOTE YOUR DISCLOSURE REGARDING THE UNDERWRITERS PURCHASE OPTION ("UPO").
     TELL US IN DETAIL HOW YOU INTEND TO ACCOUNT FOR THE UPO IN YOUR FINANCIAL
     STATEMENTS. EXPLAIN YOUR BASIS FOR THE PROPOSED TREATMENT AND CITE THE
     SPECIFIC AUTHORITATIVE LITERATURE YOU USED TO SUPPORT YOUR ACCOUNTING
     TREATMENT. THE FAIR VALUE OF THE UPO WOULD APPEAR TO BE MATERIAL TO YOUR
     FINANCIAL STATEMENTS, PLEASE DISCLOSE ITS ESTIMATED FAIR VALUE AND THE
     SIGNIFICANT ASSUMPTIONS USED TO VALUE THE UPO. AS APPLICABLE, EXPAND MD&A
     TO DISCUSS THE TRANSACTION AND QUANTIFY THE LIKELY FUTURE EFFECT ON YOUR
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We have revised Note 2 to indicate that the Company intends to account for the fair value of the option ("UPO"), inclusive of the receipt of the $100 cash payment, as an expense of the initial public offering resulting in a charge directly to stockholders' equity. Accordingly, there will be no net impact on the Company's financial position or results of operations, except for the recording of the $100 proceeds at the time of the sale of the UPO. Since the UPO is directly attributable to the offering of securities in the Company's proposed initial public offering, the costs associated with such UPO are considered an expense of the offering and charged against the gross proceeds of the offering in accordance with SEC Staff Accounting Bulletin ("SAB") Topic 5A. We have added disclosure to the Management's Discussion and Analysis of Financial Condition
and Results of Operations, and expanded the disclosure in Note 2, to indicate that the Company has agreed to issue to the representative of the underwriters
("Representative"), for $100, the UPO to purchase 300,000 units and indicated
that the Company estimates that the value of this UPO is approximately $651,000 using a Black-Scholes option-pricing model. The fair value of the option granted to the Representative is estimated as of the date of grant using the following assumptions: (1) expected volatility of 42.875%, (2) risk-free interest rate of
4.03% and (3) expected life of 5 years. Supplementally, the volatility calculation was based on the actual unit price volatilities of NationsHealth,
Inc. (formerly Millstream Acquisition Corporation) ("NH") and Navios Maritime
Holdings Inc. (formerly International Shipping Enterprises, Inc.) ("NMHE"). The
Company believes that using the volatility of NH's and NMHE's trading history is appropriate given that these two companies are the only blank check companies since August 2003 to consummate business combinations.

Mr. John Reynolds
September 28, 2005

GENERAL
-------

17.  PROVIDE A CURRENT CONSENT IN ANY AMENDMENT AND CONSIDER THE UPDATING
     REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

     Duly noted. A currently dated consent of the independent accountants has been included as Exhibit 23.1 within Amendment No. 1 to the Registration
Statement.

UNDERWRITING, PAGE 50
---------------------

18.  PLEASE ADVISE WHETHER EARLYBIRDCAPITAL, INC. OR ANY MEMBERS OF THE
     UNDERWRITING SYNDICATE WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR
     DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES. IF YOU BECOME
     AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY
     ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO
     THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE TO IDENTIFY THOSE MEMBERS
     AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES. BRIEFLY DESCRIBE ANY
     ELECTRONIC DISTRIBUTION IN THE FILING, AND CONFIRM, IF TRUE, THAT THE
     PROCEDURES YOU WILL FOLLOW WITH RESPECT TO ANY ELECTRONIC DISTRIBUTION WILL
     BE CONSISTENT WITH THOSE PREVIOUSLY DESCRIBED TO AND CLEARED BY THE OFFICE
     OF CHIEF COUNSEL.

     Neither EarlyBirdCapital, Inc. nor any other members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in the offering. The Company undertakes to provide the staff with the requested information if EarlyBirdCapital Inc. or any members of the underwriting syndicate engages in electronic offers, sales or distributions under the Registration Statement after the date hereof and will add the appropriate disclosure in the Registration Statement, if applicable.

19.  TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD
     PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO,
     IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR
     AGREEMENT, AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US
     ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS
     THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO
     ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

     Neither EarlyBirdCapital Inc. nor any other underwriter has any arrangement with third parties to host or access the preliminary prospectus on the Internet.
If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.

20.  PLEASE ADVISE US WHETHER THE COMPANY OR THE UNDERWRITERS INTEND TO CONDUCT
     A DIRECTED SHARE PROGRAM IN CONJUNCTION WITH THIS OFFERING.

Mr. John Reynolds
September 28, 2005

     Neither the Company nor the underwriters presently intend to engage in a directed share program in connection with this offering.

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                              Very truly yours,

                                              /s/ Jeffrey M. Gallant

                                              Jeffrey M. Gallant

cc:      Jonathan Kalman
         James S. Cassano
         C. Richard Corl
         David M. Nussbaum
         Steven Levine
         Alan I. Annex, Esq.